United States Securities and Exchange Commission

Washington, D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the Registrant: Honeywell International Inc.

Name of persons relying on exemption: Franciscan Sisters of Allegany, NY

Address of persons relying on exemption: Investor Advocates for Social Justice, 40 S Fullerton Ave, Montclair, NJ 07042

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

The proponents urge stockholders to vote FOR Proposal 6, the shareholder proposal requesting a report on environmental and social due diligence at Honeywell International Inc.’s annual shareholder meeting to be held on May 19, 2023.

Summary of the Proposal

The proposal requests the Company to issue a report on environmental justice, updated annually, describing its efforts, above and beyond legal and regulatory matters, to identify and reduce heightened environmental and health impacts from its operations on communities of color and low-income communities.

Support for this proposal is warranted and in the best interest of shareholders because:

1.	Honeywell faces litigation, reputational, and regulatory risk from poor management of environmental justice;
2.	Insufficient community consultation and mischaracterization of community relationships may be misleading; and
3.	Pollution sites where Honeywell deems cleanup to be “complete” may face hidden costs down the road.

Honeywell’s report, Processes to Identify and Address Environmental and Social Risk,1 does not respond to the request of the proposal, which seeks quantitative and qualitative disclosure on environmental justice concerns. Specifically:

●	Honeywell has not made a time bound commitment to publish an Environmental Justice report
●	The Company’s due diligence systems do not identify or assess where communities of color may face disparate pollution impacts from Honeywell’s operations or legacy sites
●	Disclosure around community consultation is insufficient and omits material risks associated with poor consultation which may impact Honeywell

1.	Honeywell Faces Litigation, Reputational, and Regulatory Risk From Poor Management of Environmental Justice

The EPA defines environmental justice as “the fair treatment and meaningful involvement of all people regardless of race, color, national origin, or income, with respect to the development, implementation, and enforcement of environmental laws, regulations, and policies.”2 Environmental justice management is not only becoming best practice for companies in the manufacturing sector, but necessary due diligence. The Biden administration has made an unprecedented and clear commitment to make environmental justice a policy priority in order to “hold polluters accountable.”3 Biden’s Executive Order on Tackling Climate Change at Home and Abroad included the imperative for all federal agencies to incorporate an environmental justice framework into their decision making.4 At the state level, there has been a strong uptick in environmental justice legislation since 2020 that requires permitting and other regulatory processes to consider environmental justice factors. Prominent examples include the New Jersey Cumulative Impact law,5 the Virginia Environmental Justice Act,6 and the Washington Healthy Environment for All Act7.

Honeywell’s existing due diligence processes - its Plan, Do, Check, Act and other systems - do not explicitly address environmental justice. In particular, its reporting does not assess or manage racially disparate impacts of its operations, which is a critical component of environmental justice management. The proposal lists four lawsuits or settlements in the past few years representing environmental justice communities. One of these examples highlights Beck’s Lake Superfund site in Indiana, known as “the heart of African American life.”8 Neighborhoods surrounding the Superfund site are predominantly comprised of Black residents, who link decades of contamination to a pattern of environmental racism.9 Henry Davis Jr., a councilmember representing communities fenceline to the site, described the pollution as “something that has really destroyed the quality of life for many, many families generationally."10 A letter from Honeywell’s CEO in June 2020 stated, “we will never tolerate racism at Honeywell” and made commitments to improving its approach to equality.11 Honeywell faces material risk if its operations contribute to environmental racism, which is in conflict with its own policies and commitments.

Honeywell states in its environmental due diligence report, “Our track record shows strong management of our environmental footprint and how we positively impact the world through our operations, our revitalization of legacy properties, and our products.” This comment stands in stark contrast to numerous high-profile lawsuits, community allegations, and environmental fines connected to Honeywell’s business. For example, Honeywell has faced prominent lawsuits in the past few years with settlement costs and potential settlements ranging from $4 million to $65 million.12 These lawsuits are often in addition to costly EPA settlements, and demonstrate that compliance with federal and state programs is not enough to manage material risk.

One of such lawsuits was filed by the state of New Jersey for unlawful discharge of coal tar, arsenic, PCBs, and other contaminants that continue to damage natural resources and pose health risks to surrounding communities.13 Under the state’s environmental justice law, the surrounding neighborhood is deemed to be an “overburdened community,” meaning at least 35% of residents qualify as low-income or over 40% of residents are people of color.14 This litigation is in addition to a $78 million Superfund Site agreement with the EPA to contain the pollution.15 The state of New Jersey alleges that Honeywell “knowingly, and without justification, discharged hazardous substances and pollutants into natural resources.”16 Though Honeywell has been party to the EPA consent decree since 2012, studies and site documents show that dangerous pollutants continue to release from the site and into the Hudson River.17 Honeywell’s cleanup agreement has also faced criticism from surrounding communities for containing the majority of pollution in place rather than removing it from the site. Honeywell is subject to additional settlement costs as the company negotiates with the EPA for related cleanup of the Hudson River.

Similar lawsuits and allegations have materialized at multiple Honeywell legacy sites, including an $8 million settlement surrounding the SLRIDT Superfund Site in Minnesota and a recent lawsuit surrounding the Saint-Gobain Superfund Site in New York.18 In the past six years, Honeywell reached settlements of:

●	$29 million for the LCP site in Georgia (and paid an additional $4 million following state litigation);[19]
●	$21 million for the San Fernando Valley (Area 1) site in California;[20]
●	$16 million for the LCP-Holtrachem site in North Carolina;[21]
●	$8 million for the St. Louis River site (now subject to further litigation); and[22]
●	$5.5 million for the Elkton Firehole site in Maryland.[23]

These are just a portion of the settlement costs Honeywell has faced related to its Superfund sites. Failure to address environmental justice exposes the Company to litigation risk as materialized in Georgia, New Jersey, New York, and Minnesota. These costs are in addition to significant settlement agreements with the EPA and fines incurred for violations of environmental standards.

2.	Insufficient Community Consultation on Environmental Justice Exposes Honeywell to Material Risk

Incomplete or one-sided disclosure of consultation surrounding environmental hazards and cleanup also exposes the company to material risk. In 2021, a city and a county in Illinois filed a lawsuit against Honeywell for environmental and human health damages related to the company’s uranium storage facility outside of Metropolis, IL. The proponents allege that Honeywell’s management of this property presents “new threats to the community that have not been disclosed to City or County officials.”24 Honeywell’s Processes to Identify and Address Environmental and Social Risk report states that “transparent, deep, and broad community engagement is core to, and deeply embedded in, our process and procedures to address these legacy responsibilities.” Investors are concerned that this report provides an incomplete picture of Honeywell’s consultation process and minimizes the risk associated with insufficient community consultation practices. The government officials and community representatives quoted in the report only represent voices of Honeywell's supporters. Varying perspectives from communities and other independent stakeholders were omitted. The principles and site-specific overviews outlined do not reflect the volume of allegations of insufficient cleanup, ongoing litigation, and community criticism surrounding lack of company transparency.

For example, Honeywell’s report lists its pollution site at Onondaga Lake as “the result of a successful collaboration among private and public entities for an innovative and sustainable restoration.” However, site documents, recent studies, and community allegations tell a different story. Honeywell’s settlement agreement with the EPA resulted in the majority of toxins being capped at the site rather than removed from the Lake, which continues to face criticism from surrounding communities.25 Community groups such as a Better Future for Onondaga Lake vocally characterize Honeywell’s cleanup efforts as insufficient, saying “Onondaga Lake is a Superfund site and it always will be a Superfund site because they did not completely clean out the lake.”26

Notably, Honeywell Superfund Sites disparately impact Indigenous Peoples, which exposes the company to litigation, reputational, and regulatory risk. The most prominent opponent of Honeywell’s Onondaga Lake cleanup has been the Onondaga Nation, which has resided near the lake “from time immemorial.”27 Honeywell does not have a policy or statement on respect for Indigenous Peoples, nor does it have a commitment to respect the right to Free, Prior, and Informed Consent (FPIC), which is critical to effective management of environmental justice concerns.28 Though Honeywell states that it conducted outreach to the Onondaga Nation, the company did not meet the standards for FPIC, made evident by the Nation’s unequivocal and emphatic opposition to Honeywell’s cleanup plan.29 Investor reports and case studies have long described the connection between material risk and the violation of Indigenous Peoples’ rights. The Dakota Access Pipeline, a project prominently known for its insufficient consultation with Indigenous Peoples, incurred $7.5 billion in material social costs.30 Vanguard’s 2020 insights on social risk and Indigenous Peoples rights states that constructive relationships with First Nations “are critical for boards and company leaders to effectively identify, monitor, and mitigate material risks that affect communities and culturally significant sites.”31

Honeywell has additionally faced accusations of poor consultation and ineffective cleanup plans in western New York surrounding its Tonawanda Coke Superfund Site32 A local community group, the Clean Air Coalition, asserts that Honeywell’s clean up plans “sets a dangerous precedent, reducing the program to a loophole for legally recognized primary polluters to avoid their financial and environmental responsibility. Clean Air members, and the residents of Western New York deserve a full and comprehensive remediation, which is not what current application seeks.”33 Ineffective stakeholder consultation and lobbying efforts that are misaligned with community priorities expose Honeywell to litigation, reputational, and regulatory risk.

3.	Honeywell Sites Deemed “Completed” May Have Hidden Costs Down the Road

Honeywell’s legacy sites, particularly in environmental justice communities, are exposed to significant material risk if the cleanup and remediation is insufficient or incomplete. At Onondaga Lake, the pollutants that remain on site may expose Honeywell to future litigation, as it still poses a human health risk. A similar case surfaced surrounding the IBM Endicott Superfund Site where about 1,000 plaintiffs filed lawsuits against IBM for insufficient cleanup connected to irremediable health impacts such as increased cancer rates.34 Onondaga Nation lawyer Joe Heath states, "Leaving it in place is going to come back to haunt future generations who are going to have to clean it up."35 Reports in 2019 showed that Honeywell’s cap to seal the lake toxins broke three times, contaminating nearly 40 acres of lake bed.36 Honeywell’s legacy sites are subject to indefinite litigation risk if the cleanup is insufficient or incomplete.

Investors allege that Honeywell has misrepresented material the risk of health and environmental impacts in the past. In 2022, Honeywell settled for $10 million with investors who claimed the Company was misrepresenting material risks related to environmental impacts of asbestos.37 That same year, Honeywell agreed to pay $1.3 billion to resolve asbestos-related claims related to its purchase of the North American Refractories Company.38

In conclusion, Honeywell’s current due diligence systems do not explicitly address environmental justice, and the Company has not made a time-bound commitment to report on this critical issue. Honeywell’s legacy pollution and operations across the United States in environmental justice communities are exposed to significant material risk if cleanup and community consultation are ineffective. Many of these risks have already materialized in settlement costs, environmental fines, and community litigation.

Conclusion

Proponents urge all Honeywell shareholders to vote FOR Proposal 6 on environmental justice reporting and encourage the Company to take action to implement the request of the proposal.

For questions regarding Honeywell Proposal 6, please contact: Jillianne Lyon, Program Director at Investor Advocates for Social Justice and representative of the Franciscan Sisters of Allegany, NY, via email: jlyon@iasj.org or phone: 973-509-8800.

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1 https://investor.honeywell.com/static-files/acd9ea68-750b-48cb-bcb3-21421760d39c

2 https://www.epa.gov/environmentaljustice

3 https://www.whitehouse.gov/briefing-room/statements-releases/2023/03/14/fact-sheet-biden-harris-administration-takes-new-action-to-protect-communities-from-pfas-pollution/

4 https://www.whitehouse.gov/briefing-room/presidential-actions/2021/01/27/executive-order-on-tackling-the-climate-crisis-at-home-and-abroad/

5 https://www.nj.gov/governor/news/news/562020/20200918a.shtml

6 https://law.lis.virginia.gov/vacodefull/title2.2/chapter2/article12/

7 https://doh.wa.gov/community-and-environment/health-equity/environmental-justice#:~:text=The%20passage%20of%20the%20Healthy,agency%20approach%20to%20environmental%20justice.

8 https://www.epa.gov/newsreleases/epa-will-oversee-cleanup-lasalle-park-and-two-residential-yards-becks-lake-superfund ; https://www.theclio.com/tour/470/1

9 https://www.southbendtribune.com/story/news/local/2022/04/04/south-bend-racism-honeywell-remediate-lasalle-park-black-community-environment-landfill/7216689001/

10 https://www.southbendtribune.com/story/news/local/2022/04/04/south-bend-racism-honeywell-remediate-lasalle-park-black-community-environment-landfill/7216689001/

11 https://www.honeywell.com/us/en/press/2020/06/a-statement-from-our-chairman-and-ceo-on-our-opposition-to-racism-and-our-promotion-of-equality-and-opportunity

12 https://www.reuters.com/legal/litigation/3m-others-reach-65-mln-deal-with-ny-town-over-pfoa-drinking-water-2021-07-22/ ;

13 https://www.northjersey.com/story/news/environment/2020/11/10/honeywell-superfund-lawsuit-nj-over-edgewater-nj-and-hudson-river-contamination/6224306002/

14 https://www.nj.gov/dep/ej/docs/communities/bergen-edgewater-boro-maps-obc.pdf

15 https://www.epa.gov/enforcement/case-summary-agreement-furthers-cleanup-quanta-resources-superfund-site-new-jersey

16 https://www.nj.gov/oag/newsreleases20/Honeywell-Complaint.pdf

17 https://www.nj.gov/oag/newsreleases20/Honeywell-Complaint.pdf

18 https://www.courthousenews.com/settlement-reached-pollution-minnesota-superfund-site/ ; https://www.troyrecord.com/2016/02/24/lawsuit-filed-over-hoosick-falls-water-contamination/

19 https://www.epa.gov/enforcement/case-summary-29-million-settlement-clean-saltwater-marsh-lcp-chemicals-superfund-site ; https://allongeorgia.com/glynn-local-news/settlement-reached-with-honeywell-to-compensate-the-state-of-georgia-for-recreational-fishing-losses-due-to-contamination-from-lcp-chemical-site-in-brunswick/

20 https://www.dailynews.com/2018/06/20/epa-orders-lockheed-martin-honeywell-to-clean-contaminated-valley-water/

21 https://www.bizjournals.com/charlotte/news/2019/04/19/honeywell-international-paper-commit-to-16-2m.html

22 https://www.reuters.com/article/us-honeywell-intl-domtar-superfund/honeywell-domtar-in-8-2-million-settlement-over-u-s-superfund-site-idUSKBN19K2X6 ; https://thebrunswicknews.com/news/local_news/dnr-abandons-4-million-settlement-with-honeywell/article_dd6eba11-a656-56ec-9e33-da9108d43463.html

23 https://www.mcall.com/business/mc-biz-mack-trucks-honeywell-elkton-firehole-site-maryland-20180822-story.html

24 https://unicourt.com/case/pc-db5-city-of-metropolis-illinois-et-al-v-honeywell-international-inc-968368

25 https://www.onondaganation.org/land-rights/the-cleanup-plan/

26 https://www.syracuse.com/news/2020/02/opponents-say-onondaga-lake-may-still-be-too-contaminated-for-beach.html

27 https://www.onondaganation.org/land-rights/onondaga-nations-vision-for-a-clean-onondaga-lake/

28 https://www.un.org/development/desa/indigenouspeoples/publications/2016/10/free-prior-and-informed-consent-an-indigenous-peoples-right-and-a-good-practice-for-local-communities-fao/

29 https://dailyorange.com/2017/02/despite-onondaga-lake-remedial-efforts-some-blame-corporate-influence-for-blocking-lakes-full-restoration/

30 https://www.colorado.edu/program/fpw/sites/default/files/attached-files/social_cost_and_material_loss_0.pdf

31 https://corporate.vanguard.com/content/dam/corp/advocate/investment-stewardship/pdf/perspectives-and-commentary/ISTAHR_122020.pdf

32 https://subscribe.buffalonews.com/e/limit-reached-bn?returnURL=https://buffalonews.com/news/local/citizens-group-calls-on-cuomo-to-reject-tonawanda-coke-plan/article_f95ef7ce-9a0d-5cda-a2c1-fcf42cbf7fa9.html

33 https://www.cacwny.org/2020/01/former-tcc-site-brownfield-application-is-incomplete-premature-and-not-in-the-best-interest-of-the-public/

34 https://www.syracuse.com/specialreports/2009/01/life_in_the_plume_ibms_polluti.html

35 https://www.syracuse.com/news/2014/06/onondaga_lake_honeywell_onondaga_nation_wastebeds_cleanup_pollution_toxic.html

36 https://www.syracuse.com/news/2016/01/honeywells_cap_to_seal_in_onondaga_lake_toxins_has_broken_loose_three_times.html

37 https://news.bloomberglaw.com/securities-law/honeywell-investors-win-final-nod-for-10-million-settlement

38 https://www.reuters.com/legal/honeywell-pay-13-bln-resolve-asbestos-related-claims-2022-11-18/